Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.
November 9, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Reference:	Eli Lilly and Company Form 10-K for the Fiscal year Ended December 31, 2009 File No. 001-06351
Dear Mr. Rosenberg:
Eli Lilly and Company (Lilly) submits this response to your letter of October 13, 2010 commenting on our Form 10-K for the year ended December 31, 2009. For ease of reference, we have repeated your comments prior to our responses.
Comment:
Item 7. Management’s Discussion and Analysis of Results of Operations and Financial Condition
Executive Overview, page 18
1.	Please refer to your response to comment one. We continue to believe that many of the points from your responses dated August 27, 2010 and July 12, 2010 would improve your disclosure. As such, please revise your proposed disclosure to include the following:
A.	Each project represents only a small portion of the overall pipeline and none are individually significant or material;

B.	It is unlikely, due to the long-term nature of the project, that delays or failure in any one of the individual projects would have a material impact on results of operations or financial condition;

C.	You manage R&D spend in total. A delay in or termination of one project will not by itself necessarily cause you to significantly change total R&D spend.

In addition, please address the following points in your revised disclosure:
D.	Please include a statement to address the fact that due to the risks and uncertainties involved, you cannot reasonably estimate the nature, timing, completion dates and costs of the efforts necessary to complete the development of your projects. Please disclose the facts and circumstances around the uncertainties that preclude you from making a reasonable estimate.

E.	You did not address the request in our prior comment to disclose the qualitative and quantitative factors that you consider in determining whether a project or group of related projects is significant. Please include these factors in your revised disclosure as well as a statement that you do not believe any individual projects were significant based on the qualitative and quantitative criteria as well as based on total R&D spend during the periods presented. Additional factors that you may consider include an assessment of the unmet medical need targeted with the specific product and changes in the competitive landscape.

F.	As previously requested, please disclose research and development costs by the four therapeutic categories disclosed on page 8 of the 2009 10-K for each period presented. We believe this information along with information regarding late-stage projects will useful in understanding where the company’s resources have been spent. To the extent that this information is not indicative of the future, please provide additional disclosure explaining expected future changes.
Response:
To be able to clearly address your comments, we have assigned a letter identification to the above bullet points to clarify the specific points within comment one we are addressing.
A)	Beginning with our second quarter Form 10-Q, we disclosed the total number of new molecular entities (NMEs) in our pipeline, the NMEs that are in phase three clinical trials, and the NMEs that have been submitted to the FDA for approval. In addition, we will enhance our disclosure with the following:
Each project represents only a portion of the overall pipeline and none are individually material to our consolidated research and development expense.
B)	Since our July 12, 2010 response letter, we closed our acquisition of Alnara Pharmaceuticals, Inc. As this was our first business combination under ASC 805 (formerly FAS 141(R)), we now have $264.0 million of acquired IPR&D intangible assets recorded from this acquisition. This acquired IPR&D amount could increase in the future if we make additional acquisitions. As such, we can no longer say “it is unlikely that a delay or failure in one of the individual projects would have a material impact on results of operations or financial condition”, since the failure of a compound acquired in a business combination would result in the write off of the related acquired IPR&D intangible asset, which could be material to our consolidated results of operations.

C)	In future filings, we will include the following disclosure:
We manage R&D spend in total and a delay in, or termination of, one project will not by itself necessarily cause us to significantly change our total R&D spend.
D)	Beginning with our 2010 Form 10-K, we will include the following statement in our discussion of our R&D pipeline:
Due to the risks and uncertainties involved in the R&D process, we cannot reliably estimate the nature, timing, completion dates and costs of the efforts necessary to complete the development of our R&D projects, nor can we reliably estimate the future potential revenue that will be generated from a successful R&D project.
Additionally, we will disclose the following facts and circumstances around the uncertainties that preclude us from making a reasonable estimate, which is also disclosed in Item 1A of our Form 10-K:
There are many difficulties and uncertainties inherent in pharmaceutical research and development and the introduction of new products. There is a high rate of failure inherent in new drug discovery and development. To bring a drug from the discovery phase to market typically takes a decade or more and costs over $1 billion. Failure can occur at any point in the process, including late in the process after substantial investment. As a result, most research programs will not generate financial returns. New product candidates that appear promising in development may fail to reach the market or may have only limited commercial success because of efficacy or safety concerns, inability to obtain necessary regulatory approvals, limited scope of approved uses, difficulty or excessive costs to manufacture, or infringement of the patents or intellectual property rights of others. Delays and uncertainties in the FDA approval process and the approval processes in other countries can result in delays in product launches and lost market opportunity. Consequently, it can be very difficult to predict which products will ultimately be approved and the sales growth of those products.
E)	We believe identifying projects as significant, based on internal projections, could be misleading due to our historical lack of accuracy in making future financial projections for compounds in development. As discussed with you during the October 21, 2010 teleconference, there are many examples of products where the revenue generated from the compound was materially different than what we internally forecasted (both higher and lower than forecasted) during the R&D process, due to many of the uncertainties articulated in our answer to point D above. Identifying to investors projects as significant exposes us to litigation if our expectations are incorrect.
With the additional disclosure we are adding (noted above in points A, C, and D), the qualitative factors that prevent us from making reliable estimates regarding the future impact of our projects are discussed. We feel this disclosure gives investors appropriate factors to consider when evaluating our R&D pipeline.
F)	As discussed in our August 27, 2010 letter, we manage our R&D spend in total at a macro level, not by therapeutic area or by project. We have historically disclosed forward-looking estimates of aggregate R&D spend for the coming year and we update those forecasts as necessary on a quarterly basis. We currently disclose year-over-year changes in R&D expense on a quarterly basis and identify the primary drivers of changes. Although we do accumulate R&D costs on a project level for internal reporting purposes, we must make significant estimations and allocations that make the data unreliable for external reporting purposes. Due to these facts, we believe this level of reporting is also neither reliable nor accurate for an external audit or to include in an SEC filing. As such, we cannot reliably disclose R&D costs by therapeutic areas in SEC filings, as requested.
We are in the process of determining if our R&D expense tracking is reliable and accurate enough to disclose the percent of R&D spend on pre- and post-clinical projects. If the information is reliable and accurate, we will disclose the approximate percentage split between pre- and post-clinical projects.
Comment:
Notes to Consolidated Financial Statements

Note 12: Income Taxes, page 65
2.	Please refer to your response to comment four. Since the amount classified as ‘Other’ is material, we do believe it is important to clarify that there are no individually significant items classified as ‘Other’. Please confirm that you will revise the disclosure in future filings or that you will include an explanation to help an investor understand what is included in the ‘Other’ line item.
Response:
In future filings, when the “Other” category of deferred tax assets is material, we will disclose the fact that there are no individually significant items classified as “Other”.
Comment:
Note 13: Retirement Benefits, page 67
3.	Please refer to your response to comment six and your proposed disclosure. Please revise your disclosure to include the information from your response that you believe significant and unprecedented declines occurred during 2001, 2001, and 2008 and therefore it is reasonable that the current assumptions of 8.8% and 9.0% are higher than the 20-year rate of return of 8.3%. Disclose how you included years such as 1999 and 2009 with large market increases.
Response:
As noted in our August 27, 2010, we propose to revise our disclosure to clarify that we do not use historical returns as the basis for our methodology for estimating expected return, as follows.
In evaluating the expected return on plan assets annually we consider numerous factors, including our historical assumptions compared with actual results, an analysis of current and future market conditions, our current and expected asset allocations, historical returns and the views of leading financial advisers and economists for future asset class returns. As noted, historical returns are just one of several factors considered and are not the starting point for determining the expected return.
In future filings, we will also revise our disclosure as follows to clarify our 20-year annualized rate of return.
Our 20-year annualized rate of return on our U.S. defined benefit pension plans and retiree health benefit plan was approximately x.x percent as of December 31, 2010. Current assumptions for our expected return on plan assets are higher than our 20-year annualized rate of return, based on the considerations described above. In particular, with regard to historical rate of return, we note that the 20-year annualized rate of return includes the unusual investment losses due to overall market conditions in 2001, 2002, and 2008, and the unusual investment gains in 1999 and 2009.
If you have any questions about these responses or require additional information, please contact me at (317) 276-2024.
Sincerely,
ELI LILLY AND COMPANY
/s/ Arnold C. Hanish
Arnold C. Hanish
Vice President, Finance and
Chief Accounting Officer

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